Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

December 7, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kevin Dougherty
Karina Dorin

Re:	HumanCo Acquisition Corp.
Withdrawal of Acceleration Request for Registration Statement on Form S-1
Registration File No. 333-250630

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 3, 2020, in which we, as representative of the several underwriters of HumanCo Acquisition Corp.’s (the “Company”) proposed initial public offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Monday, December 7, 2020, at 4:00 p.m. E.S.T. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Sincerely,

CITIGROUP GLOBAL MARKETS INC., as representative of the Underwriters

By:	/s/ Dane Anderson
	Name:	Dane Anderson
	Title:	Vice President

[Signature Page to Withdrawal of Acceleration Request]